UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Announces Strategic Partnership with Bifinity, Binance’s Payments Technology Affiliate

-Issuance of US$36 Million Convertible Loan-

SINGAPORE – March 7, 2022 – EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”), a digital assets financial services company, today announced that it has entered into a strategic partnership with Bifinity UAB (“Bifinity”), a payments technology company that is part of the wider Binance Group and the official fiat-to-crypto payments provider for Binance, the world’s leading blockchain ecosystem and cryptocurrency infrastructure provider.

Bifinity was established in 2021 but officially launched to the market today and has been powering Binance’s fiat-to-crypto on and off-ramps, processing millions in transactions globally for Binance.com users. Bifinity’s leading payment infrastructure connects traditional finance to world-leading and emerging blockchains, transforming how businesses and people send and receive money around the world. Bifinity is registered with the Registry of Legal Entities of the Republic of Lithuania as a crypto wallet service provider.

Built with a focus on regulation, security and compliance best-practice, EQONEX was the first digital asset firm with an exchange to be publicly listed in the U.S. EQONEX offers regulatory-focused trading services centered around the EQONEX crypto exchange, institutional-grade digital asset investment solutions including an asset manager together with the pending launch of exchange traded products and structured products, and Digivault, an FCA-regulated high security crypto and digital asset custody solution.

Under the terms of the strategic partnership, Bifinity will advance a US$36 million convertible loan to EQONEX and will work together to maximize business synergies created by this new strategic relationship and capitalize on opportunities to cooperate and further expand their businesses. In addition, Bifinity will have the right to appoint, from within Bifinity, the Chief Executive Officer, Chief Financial Officer, and Chief Legal Officer of EQONEX as well as nominate two seats on EQONEX’s Board of Directors. Both companies will continue to engage in non-binding discussions to explore potential merger opportunities, subject to regulatory approval.

The strategic partnership will initially focus on leveraging Digivault as an FCA regulated custodian, strengthening the technology supporting EQONEX Exchange, and expanding Bifinity’s geographical footprint through EQONEX’s licensing framework. Both parties will also explore opportunities to grow EQONEX’s digital asset investment solutions business.

Chi-Won Yoon, Chairman of EQONEX said today, “We are extremely pleased to team up with Bifinity in a partnership that is likely to be transformational for both companies and for the industry at large. Bifinity shares our strong belief in helping to bridge the world of traditional finance with cryptocurrencies, as well as our conviction to operate to the highest standards of investor protection, regulatory oversight, security and governance.”

“This transaction marks the next logical step in our company’s evolution, representing an important opportunity to grow our footprint and expand our regulated offerings for the benefit of our customers and shareholders.”

“Bifinity’s cutting-edge technology and extensive experience in building, operating, and marketing digital platforms and products will help drive the growth and scale of our ecosystem, starting with Digivault, our custody solution, our asset management business and institutionally-focused products on the exchange.”

“I look forward to working closely with the Bifinity team to scale up our platform and drive long-term sustainable growth.”

Helen Hai, President of Bifinity, commented, “It is with great excitement and enthusiasm that we enter this partnership with EQONEX. EQONEX has a unique value proposition and positioning that we are deeply aligned with. EQONEX has already made significant progress in building out the foundational regulated infrastructure for its ecosystem. Their institutional approach and ability to utilize global regulatory frameworks to build a compliant business directly complements our retail focus and will greatly benefit Bifinity over the long-term.”

Transaction Details

Under the terms of the strategic partnership which has been approved by the Boards of EQONEX and Bifinity, Bifinity has issued EQONEX a US$36 million convertible loan facility with an 18-month maturity from each drawdown date. The initial conversion price is US$1.89 per share, set with reference to the 50-day average closing-price of EQONEX shares immediately prior to the date of the Loan Agreement.

About EQONEX

EQONEX Limited (NASDAQ: EQOS) is a technology driven digital assets financial services group that provides institutional grade infrastructure and a full suite of trading, custody and asset management solutions to clients. The Group’s digital assets ecosystem has been designed to accommodate the needs of institutions and individuals with the same degree of regulatory oversight and security they are accustomed to in traditional financial markets. EQONEX’s ecosystem primarily encompasses EQONEX Exchange, a digital asset exchange; Digivault, a FCA accredited hot and cold digital assets custodian and Bletchley Park Asset Management, a fund of crypto-hedge funds.

For more information visit: https://group.eqonex.com/

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

About Bifinity

Bifinity, powered by Binance, is a payments technology company that provides an entry point to the new world of digital currency for businesses. It offers on-and-off-ramp solutions to empower businesses to convert fiat-to-crypto transactions using major payment methods directly.

For more information, visit: https://www.bifinity.com/.

Forward-Looking Information

Any forward-looking statements in this press release are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Contacts

EQONEX

Press Contact:

Kristen Kaus

kristen.kaus@eqonex.com

Investor Relations:

Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover or John Yi

eqonex@gatewayir.com

Binance

Press Contact:

pr@binance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: March 7, 2022	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Financial Officer